ALOAK CORP. CDNX-AOK
300, 340 - 12 avenue sw, calgary, alberta, canada t2r 1l5 tel: 1.877.525.6252 fax: (403) 262.3917 corp@aloak.ca www.aloak.ca

02034437

FILE No.
82-4221

May 17, 2002

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: **Foreign Private Issuer Exemption File No. 82-4221**
<u>News Release Dated May 16, 2002</u>

Please find enclosed 3 copies of the news release listed above.

Yours truly,

ALOAK CORP.

B. O'Neill

BARBARA O'NEILL
SECRETARY

Enclosure

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

dlw 6/3

FILE No. 82-4221

ALOAK™

NewsRelease

Internet Solutions for Small Business

Aloak and Execulink Join Forces to Provide Comprehensive Web Services

London, ON — May 16, 2002— In a strategic move that will benefit small- and medium-size enterprises (SMEs), Aloak Inc. will be offering its full complement of web services and applications to an expanded customer base through a strategic partnership with Execulink, Southwestern Ontario's largest regional Internet service provider (ISP). This partnership will enable Execulink's access/web hosting customers to take advantage of additional services such as custom web site design and diverse web applications.

Both Aloak and Execulink share a similar strength in anticipating the needs of their customers and providing the right solutions in a timely manner. When the Internet first emerged on the scene, both companies realized the potential for its future commercialization. While Aloak continued to address the problems SMEs faced in achieving a strong web presence in the e-commerce revolution, extensive market research conducted among Execulink's current business customers revealed a similar demand for affordable, web-based marketing solutions. With this alliance, Aloak and Execulink have positioned themselves as a "one-stop solution," helping SMEs stay competitive with a broad spectrum of web-related services that are both strategically on target and cost-effective.

"We look forward to offering Execulink's customers a strong assortment of web products and services that will strengthen their marketing effectiveness as well as enable them to replace traditional processes and simplify their business operations," says Clyde Beattie, Aloak CEO. "This partnership is good for us. It's good for Execulink. But above all, it's good for our customers."

"Our customers have come to depend on us for outstanding service and support," says Keith Stevens, CEO of Execulink. "Aloak offers a perfect fit with equally outstanding Internet services that will help us provide a total package to meet the unique requirements of our business customers."

About Aloak

Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in London, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom website design, custom programming and e-business strategic consulting. Aloak Inc. is the wholly owned subsidiary of Aloak Corp., a publicly traded company listed on the TSX Venture Exchange (TSX) under the trading symbol V:AOK.

Continued >

ALOAK™

NewsRelease

Internet Solutions for Small Business

About Execulink

Backed by nearly a century of stability in communications, Execulink Group is focused on providing integrated communications services to the people and businesses of Southwestern Ontario. With a firm foothold on the future, Execulink is committed to remain on the leading edge with ongoing investments in advanced technology. In addition, Execulink is dedicated to connecting with its customers through localized, Over The Top service and a comfort level that comes from a proven history of dependability and satisfaction.

Contacts

Website: www.aloak.ca ; www.execulink.com

Email: irelations@aloak.ca

Clyde Beattie, Chairman & CEO
Voice: 877-525-6252 Ext. 71
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 72
Email: greg.smith@aloak.ca

Keith Stevens, CEO
Execulink Group
Voice: (519) 456-7200
Email: kstevens@execulink.com

FILE No.
82-4221

ALOAK™

NewsRelease

Internet Solutions for Small Business

Aloak and Execulink Join Forces to Provide Comprehensive Web Services

London, ON — May 16, 2002— In a strategic move that will benefit small- and medium-size enterprises (SMEs), Aloak Inc. will be offering its full complement of web services and applications to an expanded customer base through a strategic partnership with Execulink, Southwestern Ontario's largest regional Internet service provider (ISP). This partnership will enable Execulink's access/web hosting customers to take advantage of additional services such as custom web site design and diverse web applications.

Both Aloak and Execulink share a similar strength in anticipating the needs of their customers and providing the right solutions in a timely manner. When the Internet first emerged on the scene, both companies realized the potential for its future commercialization. While Aloak continued to address the problems SMEs faced in achieving a strong web presence in the e-commerce revolution, extensive market research conducted among Execulink's current business customers revealed a similar demand for affordable, web-based marketing solutions. With this alliance, Aloak and Execulink have positioned themselves as a "one-stop solution," helping SMEs stay competitive with a broad spectrum of web-related services that are both strategically on target and cost-effective.

"We look forward to offering Execulink's customers a strong assortment of web products and services that will strengthen their marketing effectiveness as well as enable them to replace traditional processes and simplify their business operations," says Clyde Beattie, Aloak CEO. "This partnership is good for us. It's good for Execulink. But above all, it's good for our customers."

"Our customers have come to depend on us for outstanding service and support," says Keith Stevens, CEO of Execulink. "Aloak offers a perfect fit with equally outstanding Internet services that will help us provide a total package to meet the unique requirements of our business customers."

About Aloak

Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in London, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom website design, custom programming and e-business strategic consulting. Aloak Inc. is the wholly owned subsidiary of Aloak Corp., a publicly traded company listed on the TSX Venture Exchange (TSX) under the trading symbol V:AOK.

Continued >

ALOAK™ **NewsRelease**

Internet Solutions for Small Business

About Execulink

Backed by nearly a century of stability in communications, Execulink Group is focused on providing integrated communications services to the people and businesses of Southwestern Ontario. With a firm foothold on the future, Execulink is committed to remain on the leading edge with ongoing investments in advanced technology. In addition, Execulink is dedicated to connecting with its customers through localized, Over The Top service and a comfort level that comes from a proven history of dependability and satisfaction.

Contacts

Website: www.aloak.ca ; www.execulink.com

Email: irelations@aloak.ca

Clyde Beattie, Chairman & CEO
Voice: 877-525-6252 Ext. 71
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 72
Email: greg.smith@aloak.ca

Keith Stevens, CEO
Execulink Group
Voice: (519) 456-7200
Email: kstevens@execulink.com

ALOAK™

NewsRelease

Internet Solutions for Small Business

Aloak and Execulink Join Forces to Provide Comprehensive Web Services

London, ON — May 16, 2002— In a strategic move that will benefit small- and medium-size enterprises (SMEs), Aloak Inc. will be offering its full complement of web services and applications to an expanded customer base through a strategic partnership with Execulink, Southwestern Ontario's largest regional Internet service provider (ISP). This partnership will enable Execulink's access/web hosting customers to take advantage of additional services such as custom web site design and diverse web applications.

Both Aloak and Execulink share a similar strength in anticipating the needs of their customers and providing the right solutions in a timely manner. When the Internet first emerged on the scene, both companies realized the potential for its future commercialization. While Aloak continued to address the problems SMEs faced in achieving a strong web presence in the e-commerce revolution, extensive market research conducted among Execulink's current business customers revealed a similar demand for affordable, web-based marketing solutions. With this alliance, Aloak and Execulink have positioned themselves as a "one-stop solution," helping SMEs stay competitive with a broad spectrum of web-related services that are both strategically on target and cost-effective.

"We look forward to offering Execulink's customers a strong assortment of web products and services that will strengthen their marketing effectiveness as well as enable them to replace traditional processes and simplify their business operations," says Clyde Beattie, Aloak CEO. "This partnership is good for us. It's good for Execulink. But above all, it's good for our customers."

"Our customers have come to depend on us for outstanding service and support," says Keith Stevens, CEO of Execulink. "Aloak offers a perfect fit with equally outstanding Internet services that will help us provide a total package to meet the unique requirements of our business customers."

About Aloak

Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in London, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom website design, custom programming and e-business strategic consulting. Aloak Inc. is the wholly owned subsidiary of Aloak Corp., a publicly traded company listed on the TSX Venture Exchange (TSX) under the trading symbol V:AOK.

Continued >

NewsRelease

Internet Solutions for Small Business

About Execulink

Backed by nearly a century of stability in communications, Execulink Group is focused on providing integrated communications services to the people and businesses of Southwestern Ontario. With a firm foothold on the future, Execulink is committed to remain on the leading edge with ongoing investments in advanced technology.
In addition, Execulink is dedicated to connecting with its customers through localized, Over The Top service and a comfort level that comes from a proven history of dependability and satisfaction.

Contacts

Website: www.aloak.ca ; www.execulink.com

Email: irelations@aloak.ca

Clyde Beattie, Chairman & CEO
Voice: 877-525-6252 Ext. 71
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 72
Email: greg.smith@aloak.ca

Keith Stevens, CEO
Execulink Group
Voice: (519) 456-7200
Email: kstevens@execulink.com
